 Exhibit 99.1

Bitauto Announces First Quarter 2019 Results

BEIJING, May 30, 2019 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2019[1] .

Bitauto First Quarter 2019 Highlights

•	Revenue in the first quarter of 2019 was RMB2.73 billion (US$407.5 million), a 26.0% increase from the corresponding period in 2018, exceeding the high-end of Company guidance.

•	Gross profit in the first quarter of 2019 was RMB1.67 billion (US$248.6 million), a 23.6% increase from the corresponding period in 2018. Income from operations in the first quarter of 2019 was RMB57.8 million (US$8.6 million), compared to a loss from operations of RMB313.3 million (US$46.7 million) in the corresponding period in 2018. Non-GAAP income from operations in the first quarter of 2019 was RMB365.8 million (US$54.5 million), representing a significant increase from RMB8.0 million (US$1.2 million) in the corresponding period in 2018.

•	Net income in the first quarter of 2019 was RMB92.8 million (US$13.8 million), compared to a net loss of RMB288.3 million (US$43.0 million) in the corresponding period in 2018. Non-GAAP net income in the first quarter of 2019 was RMB284.7 million (US$42.4 million), representing a significant increase from RMB37.1 million (US$5.5 million) in the corresponding period in 2018.

•	Net income attributable to Bitauto in the first quarter of 2019 was RMB32.5 million (US$4.8 million), compared to a net loss attributable to Bitauto of RMB167.6 million (US$25.0 million) in the corresponding period in 2018. Non-GAAP net income attributable to Bitauto in the first quarter of 2019 was RMB152.1 million (US$22.7 million), a 126.3% increase from the corresponding period in 2018.

•	Basic and diluted net income per ADS in the first quarter of 2019 was RMB0.43 (US$0.06) and RMB0.34 (US$0.05), respectively. Non-GAAP basic and diluted net income per ADS in the first quarter of 2019 was RMB2.12 (US$0.32) and RMB1.91 (US$0.28), respectively.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “Amidst a challenging auto industry environment, we were pleased to deliver a set of solid results for the first quarter of 2019, with total revenue growing by 26.0% year-over-year to RMB2.73 billion. Our advertising and subscription business continued to see steady growth, with revenue reaching RMB897.0 million, representing a 13.9% year-over year increase. Revenue from our core advertising and subscription business, which excludes contributions from subsidiaries in which we hold controlling interests, grew by 12.6% year-over-year for the first quarter of 2019. Our transaction services business continued to expand rapidly and reached RMB1.65 billion in revenue, representing a 40.7% year-over-year increase.”

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“During the quarter, we saw substantial increases in traffic, user time spent, and number of sales leads generated. According to Questmobile, in April 2019, daily active users (DAU) on the Bitauto media app increased by 197% since the upgrade which we rolled out in October 2018. Moreover, the combined DAU on both the Bitauto media app and Auto Pricing app rose by approximately 50% over the same period in 2018. Our total number of sales leads grew by approximately 15% year-over-year in the first quarter of 2019, with higher quality attributable to greater contribution from organic leads. As a result of the improving quantity and quality of sales leads, average revenue per user (ARPU) in our subscription business further increased as we continued to migrate members to our premium and recently launched deluxe premium service packages. We also expanded our network of independent dealers to over 26,000 during the first quarter of 2019, of which more than 2,300 were paying customers as of the end of this May.”

“In our transaction services business, Yixin continued to grow faster than the industry, strengthening its market leadership, and enhancing its competitive advantages. Yixin facilitated approximately 147,000 financed automobile transactions in the first quarter of 2019, a year-over-year increase of approximately 30%. During the quarter, Yixin’s financed new automobile transactions increased by approximately 23% year-over-year, while China’s new passenger vehicles sales decreased by 14% year-over-year, according to China Association of Automobile Manufacturers. Yixin’s financed used automobile transactions increased by approximately 39% year-over-year during the quarter, while China’s used passenger vehicle sales increased by 2% year-over-year, according to China Automobile Dealers Association. Yixin’s loan facilitation services contributed 66% of its total financed automobile transactions, with transaction volume up nearly 10 times compared to the same period of last year.”

“Looking forward, we will remain dedicated to executing on our core business strategies to build Bitauto into China's top online automobile media and transaction services platform. First, we will continue to improve content and user experience on the upgraded Bitauto media app, which has seen robust improvement in DAU, retention rate, as well as content generation and consumption. This will greatly strengthen our ability to bring higher quality sales leads to our automaker and dealer customers, helping enhance their sales conversion rates, and demonstrating our value proposition amid the current soft market of automobile sales. Second, we will drive incremental revenue growth in our advertising business through data products, which provide automakers with integrated results-driven marketing solutions. Our data products enable automakers to analyse real-time consumer behavior, including browsing, research and purchasing, to further improve conversion rates. Third, we will further develop our subscription business this year, as we enhance ARPU from 4S dealer customers through sales of premium and deluxe premium service packages, and expand our services to cover more independent dealers while gradually increasing monetization among this vast and under-tapped market segment. Fourth, Yixin will remain focused on rapidly expanding its financed automobile transactions, growing its loan facilitation business, and developing its technology capabilities to better understand, connect, and serve consumers, financial institution partners, and automobile dealers. We believe that Yixin is well-positioned to gain market share in the automobile finance industry.”

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Mr. Ming Xu, chief financial officer of Bitauto, said, “Despite soft sales in the automobile industry, our results for the first quarter of 2019 maintained a steady growth trajectory, with strong performances from both our advertising and subscription business and transaction services business. We were also able to increase profitability in the first quarter, mainly attributable to improved profitability at Yixin, as well as effective control on sales and marketing expenses. With growing traffic and enhanced user experience, we believe our upgraded Bitauto media app should continue to strengthen Bitauto’s value proposition, which we believe will be increasingly recognized by our OEM and dealer customers as they focus on the effectiveness of their advertising spending. We expect the growth of our user base and brand value will further solidify our leading industry position, reduce our customer acquisition costs and enhance our margins. We remain optimistic about Yixin’s margin outlook for the full year as it further grows its total financed transaction volume.”

Bitauto First Quarter 2019 Results

Bitauto reported revenue of RMB2.73 billion (US$407.5 million) for the first quarter of 2019, representing a 26.0% increase from the corresponding period in 2018. The increase in revenue was attributable to the growth of the Company's transaction services business and advertising and subscription business.

•	Revenue from the advertising and subscription business for the first quarter of 2019 was RMB897.0 million (US$133.7 million), representing a 13.9% increase from RMB787.5 million (US$117.3 million) in the corresponding period in 2018.

•	Revenue from the transaction services business for the first quarter of 2019 was RMB1.65 billion (US$245.8 million), representing a 40.7% increase from RMB1.17 billion (US$174.7 million) in the corresponding period in 2018, mainly attributable to the revenue growth of the Company’s loan facilitation services and self-operated financing business.

•	Revenue from the digital marketing solutions business for the first quarter of 2019 was RMB187.9 million (US$28.0 million), compared to RMB211.3 million (US$31.5 million) in the corresponding period in 2018.

Cost of revenue for the first quarter of 2019 was RMB1.07 billion (US$158.8 million), representing an increase of 29.8% from the corresponding period in 2018. The increase was primarily due to increased commissions associated with loan facilitation services and increased costs associated with higher sales of automobiles. Cost of revenue as a percentage of revenue in the first quarter of 2019 was 39.0%, compared to 37.8% in the corresponding period in 2018.

Gross profit for the first quarter of 2019 was RMB1.67 billion (US$248.6 million), representing a 23.6% increase from the corresponding period in 2018.

Selling and administrative expenses were RMB1.50 billion (US$223.9 million) for the first quarter of 2019, representing a 0.5% decrease from the corresponding period in 2018.

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Product development expenses were RMB160.4 million (US$23.9 million) for the first quarter of 2019, largely the same as such figure in the corresponding period in 2018.

Share-based compensation, which was allocated to the related line items of operating expenses, was RMB144.2 million (US$21.5 million) in the first quarter of 2019, compared to RMB150.1 million (US$22.4 million) in the corresponding period in 2018.

Income from operations in the first quarter of 2019 was RMB57.8 million (US$8.6 million), compared to a loss from operations of RMB313.3 million (US$46.7 million) in the corresponding period in 2018. Operating margin in the first quarter of 2019 was 2.1%, compared to -14.4% in the corresponding period in 2018. The improvement in operating results and operating margin was mainly attributable to the growth of loan facilitation services which feature strong scalability and attractive margin profile.

Non-GAAP income from operations in the first quarter of 2019 was RMB365.8 million (US$54.5 million), representing a significant increase from RMB8.0 million (US$1.2 million) in the corresponding period in 2018. Non-GAAP operating margin in the first quarter of 2019 was 13.4%, compared to 0.4% in the corresponding period in 2018.

Investment income in the first quarter of 2019 was RMB122.6 million (US$18.3 million), compared to an investment income of RMB6.0 million (US$0.9 million) in the corresponding period in 2018. The increase was mainly attributable to a step acquisition gain arising from the acquisition of the Company's equity investee in the current quarter, which was a non-cash investment item.

Income tax expense in the first quarter of 2019 was RMB82.2 million (US$12.2 million), compared to an income tax benefit of RMB12.5 million (US$1.9 million) in the corresponding period in 2018. This increase was mainly attributable to increased income from operations from subsidiaries in the People’s Republic of China in the first quarter of 2019.

Net income in the first quarter of 2019 was RMB92.8 million (US$13.8 million), compared to a net loss of RMB288.3 million (US$43.0 million) in the corresponding period in 2018.

Non-GAAP net income in the first quarter of 2019 was RMB284.7 million (US$42.4 million), representing a significant increase from RMB37.1 million (US$5.5 million) in the corresponding period in 2018.

Net income attributable to Bitauto in the first quarter of 2019 was RMB32.5 million (US$4.8 million), compared to a net loss attributable to Bitauto of RMB167.6 million (US$25.0 million) in the corresponding period in 2018.

Non-GAAP net income attributable to Bitauto in the first quarter of 2019 was RMB152.1 million (US$22.7 million), a 126.3% increase from the corresponding period in 2018.

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Basic and diluted net income per ADS, each representing one ordinary share, in the first quarter of 2019 amounted to RMB0.43 (US$0.06) and RMB0.34 (US$0.05), respectively.

Non-GAAP basic and diluted net income per ADS in the first quarter of 2019 amounted to RMB2.12 (US$0.32) and RMB1.91 (US$0.28), respectively.

As of March 31, 2019, the Company had cash and cash equivalents, time deposits and restricted cash of RMB9.69 billion (US$1.44 billion). Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in the first quarter of 2019 were RMB293.7 million (US$43.8 million), RMB1.86 billion (US$276.9 million), and RMB2.11 billion (US$314.5 million), respectively.

The number of employees totaled 8,570 as of March 31, 2019, including employees of entities in which Bitauto has acquired and holds controlling interests as of such date. This represented a 4.4% year-over-year decrease, primarily due to the decreased headcount in Yixin, following its strategic de-emphasis of used automobile transaction facilitation services.

As of March 31, 2019, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the first quarter of 2019 were calculated using a weighted average of 70,658,414 and 76,993,901 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin First Quarter 2019 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, continued to achieve faster growth than the industry, strengthen market leadership, and enhance competitive advantages.

In the first quarter of 2019, Yixin facilitated approximately 147,000 financed automobile transactions, increased by approximately 30% from the corresponding period in 2018. The total aggregate automobile financing amount facilitated through its loan facilitation services and self-operated financing business was approximately RMB11.30 billion (US$1.68 billion).

In the quarter, Yixin’s financed new automobile transactions increased by approximately 23% from the corresponding period in 2018, while China’s new passenger vehicles sales decreased by 14% from the corresponding period in 2018, according to China Association of Automobile Manufacturers; and Yixin’s financed used automobile transactions increased by approximately 39% from the corresponding period in 2018, while China’s used passenger vehicle sales increased by 2% from the corresponding period in 2018, according to China Automobile Dealers Association. In the quarter, through its loan facilitation services for financing partners, Yixin facilitated approximately 97,000 financed automobile transactions, representing a year-over-year increase of nearly 10 times and approximately 66% of Yixin’s total financed automobile transactions.

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In the first quarter of 2019, under U.S. GAAP, Yixin’s total revenues reached RMB1.66 billion (US$247.6 million), representing a 35.3% increase from the corresponding period in 2018; gross profit reached RMB843.0 million (US$125.6 million), representing a 40.8% increase from the corresponding period in 2018; net income was RMB104.5 million (US$15.6 million), compared to a net loss of RMB221.4 million (US$33.0 million) in the corresponding period in 2018; and Non-GAAP net income was RMB233.4 million (US$34.8 million), compared to a Non-GAAP net loss of RMB62.3 million (US$9.3 million) in the corresponding period in 2018.

In the first quarter of 2019, Yixin's Non-GAAP net income is calculated as net income excluding share-based compensation of RMB85.3 million (US$12.7 million), amortization of intangible assets resulting from asset and business acquisitions of RMB43.6 million (US$6.5 million), and offset by tax effect of RMB0.04 million (US$0.01 million). In the first quarter of 2019, Yixin entered into certain transactions with other subsidiaries of Bitauto, which have been eliminated upon Bitauto’s consolidation of Yixin. The cost of revenue and expenses that Yixin recorded for the services purchased from those subsidiaries of Bitauto amounted to RMB7.0 million (US$1.0 million).

As of March 31, 2019, Yixin had cash and cash equivalents and restricted cash of RMB5.63 billion (US$839.5 million), total finance receivables of RMB34.64 billion (US$5.16 billion), and total borrowings, including bank borrowings and asset-backed securitization debt, of RMB28.17 billion (US$4.20 billion).

As of March 31, 2019, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions (including the third-party loan facilitations) were 0.90% and 0.43%, respectively; 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for Yixin’s self-operated financing business were 1.17% and 0.58%, respectively.

Under U.S. GAAP, Yixin’s provision for credit losses of finance receivables for the first quarter of 2019 was RMB81.1 million (US$12.1 million). The balance of provision for credit losses of finance receivables was RMB361.5 million (US$53.9 million) as of March 31, 2019.

Recent Updates

•	Early Redemption of 2.00% Convertible Notes due 2021

In May 2019, Bitauto has agreed with PA Grand Opportunity Limited, or PAG, as a seller and a seller representative for and on behalf of certain affiliates of PAG, to repurchase the outstanding US$125,500,000 aggregate principal amount of the 2.00% Convertible Notes due 2021 issued by Bitauto on August 2, 2016 (the “Notes”) prior to the scheduled maturity date of the Notes. The total purchase price of US$126,755,000 (corresponding to the principal of, and the interest on, the Notes) was paid and settled as of May 22, 2019. The Notes have been cancelled and there are no Notes outstanding.

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Second Quarter 2019 Outlook

Bitauto currently expects to generate revenue in the range of RMB2.70 billion (US$402.3 million) to RMB2.80 billion (US$417.2 million) in the second quarter of 2019, representing a 5.3% to 9.2% increase from the corresponding period in 2018.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. It reflects the management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on May 30, 2019 U.S. Eastern Time (8:00 PM on May 30, 2019 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852-3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090
Conference ID:	9686039

A replay of the conference call may be accessed by phone at the following number until June 6, 2019:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	9686039

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7112 to US$1.00, the effective noon buying rate as of March 29, 2019 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

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Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

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Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributable to Bitauto and Non-GAAP basic and diluted net income per ADS as Non-GAAP financial measures, and uses Yixin’s Non-GAAP net income/(loss) as Non-GAAP financial measures to supplement the disclosure of financial performance of Yixin. Non-GAAP income from operations is defined as (loss)/income from operations excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income and Non-GAAP net income attributable to Bitauto, respectively, are defined as net (loss)/income and net (loss)/income attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment income associated with the share of equity method investments; (iv) investment income associated with non-cash investment matters; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income per ADS is defined as Non-GAAP net income attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. Yixin’s Non-GAAP net income/(loss) is defined as net income/(loss) excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; and (iii) tax effect of Non-GAAP line items. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto or Yixin does.

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Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB

	(in thousands, except for per share data)

Revenue	2,171,145	2,734,761
Cost of revenue	(821,386)	(1,066,053)
Gross profit	1,349,759	1,668,708

Selling and administrative expenses	(1,510,233)	(1,502,323)
Product development expenses	(160,435)	(160,446)
Other gains, net	7,582	51,900
(Loss)/Income from operations	(313,327)	57,839

Interest income	29,544	35,319
Interest expense	(12,112)	(29,047)
Share of results of equity investees	(10,857)	(11,646)
Investment income	6,000	122,580
(Loss)/Income before tax	(300,752)	175,045

Income tax benefit/(expense)	12,468	(82,197)
Net (loss)/income	(288,284)	92,848

Net (loss)/income attributable to noncontrolling interests	(127,638)	52,858
Accretion to redeemable noncontrolling interests	6,918	7,503
Net (loss)/income attributable to Bitauto Holdings Limited	(167,564)	32,487

Net (loss)/income per share/ADS
Basic	(2.34)	0.43
Diluted	(2.35)	0.34

Non-GAAP financial data
Non-GAAP net income	37,059	284,691
Non-GAAP net (loss)/income attributable to noncontrolling interests	(37,081)	125,082
Accretion to redeemable noncontrolling interests	6,918	7,503
Non-GAAP net income attributable to Bitauto Holdings Limited	67,222	152,106

Non-GAAP net income per share/ADS
Basic	0.88	2.12
Diluted	0.84	1.91

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	March 31, 2018	March 31, 2019
	RMB	RMB

(Loss)/Income from operations	(313,327)	57,839
Share-based compensation	150,141	144,229
Amortization of intangible assets resulting from asset and business acquisitions	171,149	163,755
Non-GAAP income from operations	7,963	365,823

Net (loss)/income	(288,284)	92,848
Share-based compensation	150,141	144,229
Amortization of intangible assets resulting from asset and business acquisitions	171,149	163,755
Investment income associated with the share of equity method investments	-	(409)
Investment income associated with non-cash investment matters	-	(122,580)
Amortization of the BCF discount on the convertible notes	7,116	8,357
Tax effect of Non-GAAP line items	(3,063)	(1,509)
Non-GAAP net income	37,059	284,691

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SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2018	March 31, 2019
	RMB	RMB

	(in thousands)

Assets
Current assets
Cash and cash equivalents	4,576,820	5,432,807
Time deposits	-	324,555
Restricted cash	4,344,291	3,826,589
Accounts receivable, net	3,890,712	3,533,319
Uncollateralized finance receivables - current portion, net	5,226,642	5,077,467
Collateralized finance receivables - current portion, net	13,546,137	13,425,138
Other current assets	2,590,245	2,481,078
	34,174,847	34,100,953
Non-current assets
Restricted cash	446,108	109,104
Investments in equity investees	1,907,171	1,968,106
Investment in convertible notes	1,789,470	1,789,320
Property, plant and equipment, net	449,387	297,760
Intangible assets, net	996,941	870,610
Goodwill	532,130	861,527
Uncollateralized finance receivables - non-current portion, net	6,609,474	5,473,397
Collateralized finance receivables - non-current portion, net	11,494,820	10,634,631
Other non-current assets *	1,343,590	1,694,777
	25,569,091	23,699,232

Total assets	59,743,938	57,800,185

Liabilities
Current liabilities
Short term borrowings	12,274,038	12,733,307
Asset-backed securitization debt	10,021,333	9,997,499
Accounts payable	2,909,051	2,511,343
Other current liabilities *	3,433,227	3,643,188
	28,637,649	28,885,337
Non-current liabilities
Long term borrowings	4,626,756	3,542,529
Asset-backed securitization debt	3,764,348	2,401,934
Other non-current liabilities *	2,406,748	2,434,378
	10,797,852	8,378,841

Total liabilities	39,435,501	37,264,178

Redeemable noncontrolling interests	360,010	367,512

Total equity	19,948,427	20,168,495

Total liabilities, redeemable noncontrolling interests and equity	59,743,938	57,800,185

* The Company has adopted ASU No. 2016-02, ''Leases" beginning January 1, 2019 applying a modified retrospective transition approach with prior comparative periods not adjusted. The Company has elected not to recognize right-of-use assets and lease liabilities arising from short-term leases. As of March 31, 2019, the Company recognized a total of RMB201.3 million for operating lease right-of-use assets, a total of RMB105.8 million for current operating lease liabilities and a total of RMB88.1 million for non-current operating lease liabilities on consolidated balance sheets.

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